January 5, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Henry C. Wolf
Vice Chairman and Chief Financial Officer
3 Commercial Place
Norfolk, Virginia 23510-2191

Re:	Norfolk Southern Corporation
	Form 10-K for the year ended December 31, 2004
	Forms 10-QSB for the periods ended June 30, 2005, March 31,
2005
and
      September 30, 2005
	Commission file #: 001-08339

Dear Mr. Wolf:

We have reviewed your December 20, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. Also, please file an amended Form 10-K in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended December 31, 2004

Note 2. Investment in Conrail and Operations Over Its Lines

- Investment in Conrail

1. We note from your response to our prior comment 4 that you continue to believe that the inclusion of Conrail financial statements in your Form 10-K for the year ended December 31, 2004 is not required.  We continue to believe, however, that under Rule 3-
09,
financial statements of an unconsolidated subsidiary or equity investee are required when the conditions in Rule 3-09(a) are satisfied for any of the annual periods presented in the Company`s audited financial statements, regardless of whether the investment was sold or disposed of in a more recent year. Even if a company disposes of an investment that had met the significant subsidiary test, we believe that the application of Rule 3-09 calls for the inclusion of separate financial statements through the date of disposal. Additionally, we believe that if the level of significance declines between years, such as it did between 2003 and 2004, the audited financial statements for the earlier period should be presented, accompanied by unaudited financial statements for the following year. Therefore, please amend your annual report on Form
10-K to include the financial statements of Conrail for the same annual audited periods as the financial statements presented in the
Company`s Form 10-K. Also, please ensure that audited financial statements of Conrail are provided for periods in which either the first or third condition set forth in Rule 1-02(w) of Regulation S-X
is met.   Please note that if a waiver of a financial statement
requirement under Rule 3-09 of Regulation S-X is desired, a separate request for such waiver must be addressed to the Office of the Chief
Accountant within the Division of Corporation Finance. This request should include a detailed discussion of your rationale or reasons for requesting the waiver of a financial statement required under Rule 3-
09 of Regulation S-X.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Henry C. Wolf
Norfolk Southern Corporation
January 5, 2005
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